SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Schedule TO

Tender Offer Statement under Section

14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

LIMITED BRANDS, INC.

(Name of Issuer)

LIMITED BRANDS, INC. (Issuer)

(Name of Filing Person (Identifying Status as Offeror, Issuer or Other Person))

Common Stock, $0.50 Par Value

(Title of Class of Securities)

532716107

(CUSIP Number of Class of Securities)

Samuel P. Fried

Senior Vice President, General Counsel and Secretary

Limited Brands, Inc.

Three Limited Parkway

P.O. Box 16000

Columbus, Ohio 43216

Telephone (614) 415-7000

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Dennis S. Hersch

David L. Caplan

Davis Polk & Wardwell

450 Lexington Avenue

New York, New York 10017

Telephone: (212) 450-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$1 billion	$126,700

*	Calculated solely for the purpose of determining the amount of the filing fee. This amount is based upon the purchase of 44,444,000 outstanding shares of Common Stock at the maximum tender offer price of $22.50 per share.
**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Advisory #7 for Fiscal Year 2004 issued by the Securities and Exchange Commission, equals $126.70 per million of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form of Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1

☒	issuer tender offer subject to Rule 13e-4

☐	going-private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

SCHEDULE TO

This Tender Offer Statement on Schedule TO relates to the offer by Limited Brands, Inc., a Delaware corporation (“Limited Brands” or the “Company”), to purchase up to 44,444,000 shares of its common stock, $0.50 par value per share (the “Shares”), or such lesser number of Shares as is properly tendered and not properly withdrawn, at prices between $19.75 and $22.50 per share, net to the seller in cash, without interest. Limited Brands’ offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 27, 2004 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are attached to this Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively (which together, as amended or supplemented from time to time, constitute the “Offer”). The information contained in the Offer is incorporated herein by reference in response to all of the items of this Schedule TO as more particularly described below. This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended.

Item 1. Summary Term Sheet.

The information set forth under “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.

Item 2. Subject Company Information.

(a) The name of the issuer is Limited Brands, Inc. The address and telephone number of Limited Brands is set forth under Item 3.

(b) The information set forth under “Introduction” in the Offer to Purchase is incorporated herein by reference.

(c) The information set forth in the Offer to Purchase under Section 8 (“Price Range of Shares; Dividends”) is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a) Limited Brands is the filing person. The address of Limited Brands’ principal executive office is Three Limited Parkway, P.O. Box 16000, Columbus, Ohio 43216. Limited Brands’ telephone number is (614) 415-7000. The information set forth in the Offer to Purchase under Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a) The following information set forth in the Offer to Purchase is incorporated herein by reference:

•	Summary Term Sheet;

•	Section 1 (“Number of Shares; Proration”);

•	Section 2 (“Purpose of the Tender Offer; Certain Effects of the Tender Offer”);

•	Section 3 (“Procedures for Tendering Shares”);

•	Section 4 (“Withdrawal Rights”);

•	Section 5 (“Purchase of Shares and Payment of Purchase Price”);

•	Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”);

•	Section 13 (“United States Federal Income Tax Consequences”); and

•	Section 14 (“Extension of the Tender Offer; Termination; Amendment”).

(b) The information set forth in the Offer to Purchase under Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(e) The information set forth under Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) in the Offer to Purchase is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a), (b) and (c) The information set forth under Section 2 (“Purpose of the Tender Offer; Certain Effects of the Tender Offer”) in the Offer to Purchase is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

(a) The information set forth under Section 9 (“Source and Amount of Funds”) in the Offer to Purchase is incorporated herein by reference.

(b) None.

(d) Not applicable.

Item 8. Interest in Securities of the Subject Company.

(a) and (b) The information set forth under Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) in the Offer to Purchase is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a) The information set forth under Section 15 (“Fees and Expenses”) in the Offer to Purchase is incorporated herein by reference.

Item 10. Financial Statements.

(a) Not applicable. Notwithstanding that financial statements are not required pursuant to the Instructions to Item 10, the Company has provided a summary of the Company’s press release dated February 26, 2004, and has incorporated by reference certain documents filed with the Securities and Exchange Commission in Section 10 (“Certain Information Concerning Us”) of the Offer to Purchase.

(b) Not applicable. Notwithstanding that pro forma financial information is not required pursuant to the Instructions to Item 10, the Company describes the pro forma impact of the tender offer on the Company’s financial results for fiscal year 2003 in Section 10 (“Certain Information Concerning Us”) of the Offer to Purchase.

Item 11. Additional Information.

(a) The information set forth under Section 10 (“Certain Information Concerning Us”), Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) and Section 12 (“Legal Matters; Regulatory Approvals”) in the Offer to Purchase is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase and in the related Letter of Transmittal, copies of which are filed as Exhibits (a)(1)(i) and (a)(1)(ii) respectively hereto, as each may be amended or supplemented from time to time, is incorporated herein by reference.

Item 12. Exhibits.

(a)(1)(i)	Offer to Purchase dated February 27, 2004.

(a)(1)(ii)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(1)(iii)	Notice of Guaranteed Delivery.

(a)(1)(iv)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated February 27, 2004.

(a)(1)(v)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated February 27, 2004.

(a)(1)(vi)	Letter to Stockholders dated February 27, 2004.

(a)(1)(vii)	Letter from Savings and Retirement Plan Administrative Committee, including Letter and Notice of Instructions, to all Participants in the Savings and Retirement Plan of Limited Brands, Inc. dated February 27, 2004.

(a)(1)(viii)	Letter from Savings and Retirement Plan Administrative Committee to Participants in the Savings and Retirement Plan who are subject to Section 16 of the Securities and Exchange Act of 1934, as amended, dated February 27, 2004.

(a)(1)(ix)	Letter from Computershare Trust Co., Inc. to all Participants in the Stock Purchase Plan of Limited Brands, Inc. dated February 27, 2004.

(a)(1)(x)	Notice to Holders of Vested Stock Options dated February 27, 2004.

(a)(2)	None.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(i)	Form of summary advertisement dated February 27, 2004.

(a)(5)(ii)	Limited Brands Stock Tender Offer—Questions and Answers.

(b)	None.

(d)(1)	Employment Agreement of Daniel P. Finkelman dated as of July 27, 1998, incorporated by reference to Exhibit 10.18 to the Company’s Annual Report on Form 10-K for fiscal year ended February 1, 2002.

(d)(2)	Amendment to Employment Agreement of Daniel P. Finkelman dated as of May 19, 2003.

(d)(3)	Employment Agreement of Mark A. Giresi dated as of August 15, 2002, incorporated by reference to Exhibit 10.22 to the Company’s Annual Report on Form 10-K for fiscal year ended February 1, 2003.

(d)(4)	Amendment to Employment Agreement of Mark A. Giresi dated as of May 19, 2003.

(d)(5)	Employment Agreement of Leonard A. Schlesinger dated as of July 31, 2003, incorporated by reference to Exhibit 10 to the Company Quarterly Report on Form 10-Q for quarterly period ended August 2, 2003.

(d)(6)	Employment Agreement of V. Ann Hailey dated as of January 2, 2004.

(d)(7)	Limited Brands Stock Award and Deferred Compensation Plan for Non-Associate Directors, incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-8 filed November 13, 2003.

(d)(8)	Limited Brands 1993 Stock Option and Performance Incentive Plan (2003 Restatement), incorporated by reference to Exhibit 4.2 to the Company’s Registration Statement on Form S-8 filed November 13, 2003.

(d)(9)	Intimate Brands 1995 Stock Option and Performance Incentive Plan (1997 Restatement), incorporated by reference to Exhibit B to the Company’s Proxy Statement on Form 14A dated April 14, 1997.

(g)	Not applicable.

(h)	Not applicable.

Item 13. Information Required by Schedule 13E-3

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LIMITED BRANDS, INC.

By:	/s/ Timothy J. Faber

Name: Timothy J. Faber Title: Vice President, Treasury/Mergers & Acquisitions

Dated: February 27, 2004

EXHIBIT INDEX

Exhibit Number	Description
(a)(1)(i)	Offer to Purchase dated February 27, 2004.

(a)(1)(ii)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(1)(iii)	Notice of Guaranteed Delivery.

(a)(1)(iv)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated February 27, 2004.

(a)(1)(v)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated February 27, 2004.

(a)(1)(vi)	Letter to Stockholders dated February 27, 2004.

(a)(1)(vii)	Letter from Savings and Retirement Plan Administrative Committee, including Letter and Notice of Instructions, to all Participants in the Savings and Retirement Plan of Limited Brands, Inc. dated February 27, 2004.

(a)(1)(viii)	Letter from Savings and Retirement Plan Administrative Committee to Participants in the Savings and Retirement Plan of Limited Brands, Inc. who are subject to Section 16 of the Securities and Exchange Act of 1934, as amended, dated February 27, 2004.

(a)(1)(ix)	Letter from Computershare Trust Co., Inc. to all Participants in the Stock Purchase Plan dated February 27, 2004.

(a)(1)(x)	Notice to Holders of Vested Stock Options dated February 27, 2004.

(a)(5)(i)	Form of summary advertisement dated February 27, 2004.

(a)(5)(ii)	Limited Brands Stock Tender Offer—Questions and Answers.

(d)(1)	Employment Agreement of Daniel P. Finkelman dated as of July 27, 1998, incorporated by reference to Exhibit 10.18 to the Company’s Annual Report on Form 10-K for fiscal year ended February 2, 2002.

(d)(2)	Amendment to Employment Agreement of Daniel P. Finkelman dated as of May 19, 2003.

(d)(3)	Employment Agreement of Mark A. Giresi dated as of August 15, 2002, incorporated by reference to Exhibit 10.22 to the Company’s Annual Report on Form 10-K for fiscal year ended February 1, 2003.

(d)(4)	Amendment to Employment Agreement of Mark A. Giresi dated as of May 19, 2003.

(d)(5)	Employment Agreement of Leonard A. Schlesinger dated as of July 31, 2003, incorporated by reference to Exhibit 10 to the Company’s Quarterly Report on Form 10-Q for fiscal quarter ended August 2, 2003.

(d)(6)	Employment Agreement of V. Ann Hailey dated as of January 2, 2004.

(d)(7)	Limited Brands Stock Award and Deferred Compensation Plan for Non-Associate Directors, incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-8 filed November 13, 2003.

(d)(8)	Limited Brands 1993 Stock Option and Performance Incentive Plan (2003 Restatement), incorporated by reference to Exhibit 4.2 to the Company’s Registration Statement on Form S-8 filed November 13, 2003.

(d)(9)	Intimate Brands 1995 Stock Option and Performance Incentive Plan (1997 Restatement), incorporated by reference to Exhibit B to the Company’s Proxy on Form 14A dated April 14, 1997.